Filed Pursuant to Rule 424(b)(3)
Registration No. 333-112904
PROSPECTUS SUPPLEMENT NO. 9
(To Prospectus dated August 6, 2004)

Valeant Pharmaceuticals International

$240,000,000 3.0% Convertible Subordinated Notes due 2010

$240,000,000 4.0% Convertible Subordinated Notes due 2013
and the Common Stock Issuable upon Conversion of the Notes

        This prospectus supplement relates to the resale by various selling securityholders of $240,000,000 aggregate principal amount of our 3.0% convertible subordinated notes due 2010, $240,000,000 aggregate principal amount of our 4.0% convertible subordinated notes due 2013 and shares of our common stock into which the notes are convertible. This prospectus supplement may only be delivered or used in connection with our prospectus dated August 6, 2004. Our common stock is quoted on the New York Stock Exchange under the symbol “VRX.”

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      Prospectus Supplement No. 9 dated September 9, 2005.

      The information appearing in the following table supplements or supersedes (where the name of the selling securityholder appears in our prospectus or any supplement thereto) in part the information in the table under the heading “Selling Securityholders” in our prospectus (as amended by any previous prospectus supplement) and was provided by or on behalf of the selling securityholders.

	Principal Amount of			Percentage of
	Notes Beneficially	Principal Amount of	Number of Shares of	Common
	Owned Prior to	Notes Offered by	Common Stock That	Stock
Name of Selling Securityholder(1)	This Offering	This Prospectus	May Be Sold(2)	Outstanding

3.0% convertible subordinated notes due 2010 (CUSIP No. 91911XAA2)(3)
GLG Market Neutral Fund(4)	$9,500,000	$9,500,000	300,519	*
4.0% convertible subordinated notes due 2013 (CUSIP No. 91911XAC8)(3)
GLG Market Neutral Fund(4)	$22,000,000	$22,000,000	695,939	*

*	Less than 1%.

(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in amendments or supplements to our prospectus dated August 6, 2004, if and when required.

(2)	Unless otherwise indicated, includes all shares of common stock issuable upon conversion of the notes and assumes a conversion rate of 31.6336 shares for each $1,000 principal amount of notes and a cash payment in lieu of any fractional share. However, this conversion rate will be subject to adjustment as described under “Description of the Notes — Conversion Rate Adjustments.” As a result, the number of shares of common stock offered hereby may increase or decrease in the future. Also assumes that the notes are convertible immediately. As described above under “Description of the Notes — Conversion of Notes,” the notes are convertible only in specified circumstances.

(3)	Information concerning other selling securityholders will be set forth in amendments or supplements to our prospectus dated August 6, 2004, if required.

(4)	GLG Market Neutral Fund (the “Fund”) is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the Fund and has voting and dispositive power over the securities held by the Fund. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers, Inc., a publicly-held entity. GLG Partners LP, GLG Partners Limited, Noam Gottesman, Pierre Lagrange, Jonathan Green, Philippe Jabre and Lehman (Cayman) Limited disclaim beneficial ownership of the securities held by the Fund, except for their pecuniary interests therein.